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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

IOMEGA CORPORATION
(Name of Subject Company (Issuer))

Emerge Merger Corporation
and
EMC Corporation
(Names of Filing Persons (Offerors))

Common Stock, par value $0.03-1/3 per share
(Title of Class of Securities)

462030305
(CUSIP Number of Class of Securities)

Paul T. Dacier, Esq.
EMC Corporation
176 South Street
Hopkinton, Massachusetts 01748
(508) 435-1000
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

        Copy to:
Alan B. Kalin, Esq.
Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, California, 94303
(650) 849-4400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$228,179,140	$8,968

*
For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 59,267,309 shares of common stock, par value $0.03-1/3 per share, of Iomega Corporation outstanding on a fully diluted basis, consisting of: (a) 54,769,820 shares of common stock issued and outstanding, and (b) 4,497,489 shares of common stock subject to issuance upon the exercise of outstanding stock options, and (ii) the tender offer price of $3.85 per Share.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.00003930.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None Form or Registration No.: Not applicable	Filing Party: Not applicable Date Filed: Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Emerge Merger Corporation, a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of EMC Corporation, a Massachusetts corporation ("EMC"), to purchase all outstanding shares of common stock, par value $0.03-1/3 per share (the "Shares"), of Iomega Corporation, a Delaware corporation ("Iomega"), at a price of $3.85 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 24, 2008 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and EMC. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of April 8, 2008, by and among EMC, Purchaser and Iomega, a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Item 1. Summary Term Sheet.

        The information set forth in the "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

        (a) The name of the subject company is Iomega Corporation ("Iomega"). Iomega's principal executive office is located at 10955 Vista Sorrento Parkway, Suite 300, San Diego, California, 92130, and its telephone number at such principal executive office is (858) 314-7000.

        (b) This Tender Offer Statement on Schedule TO relates to Purchaser's offer to purchase all outstanding Shares. According to Iomega, as of April 21, 2008 there were 54,769,820 Shares issued and outstanding, and there were outstanding options to purchase an aggregate of 4,4797,489 Shares.

        (c) The information set forth in Section 6—"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

        The information set forth in Section 9—"Certain Information Concerning Purchaser and EMC" and Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in Sections 8, 9, 10 and 11—"Certain Information Concerning Iomega," "Certain Information Concerning Purchaser and EMC," "Background of the Offer; Past Contacts or Negotiations with Iomega" and "Purpose of the Offer and Plans for Iomega; Merger Agreement; Agreements with Iomega's Directors and Executive Officers" of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

        The information set forth in Sections 6, 7, 10, 11 and 14—"Price Range of Shares; Dividends," "Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations," "Background of the Offer; Past Contacts or Negotiations with Iomega," "Purpose of the Offer and Plans for Iomega; Merger Agreement; Agreements with Iomega's Directors and Executive Officers" and "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

        The information set forth in Section 12—"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

        The information set forth in Sections 8, 9, 10 and 11—"Certain Information Concerning Iomega," "Certain Information Concerning Purchaser and EMC," "Background of the Offer; Past Contacts or Negotiations with Iomega" and "Purpose of the Offer and Plans for Iomega; Merger Agreement; Agreements with Iomega's Directors and Executive Officers" of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

        The information set forth in Sections 10, 11 and 16—"Background of the Offer; Past Contacts or Negotiations with Iomega," "Purpose of the Offer and Plans for Iomega; Merger Agreement; Agreements with Iomega's Directors and Executive Officers" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

        Not applicable. See Section 9—"Certain Information Concerning Purchaser and EMC."

Item 11. Additional Information.

        (a)(1) The information set forth in Sections 9, 10, 11 and 13—"Certain Information Concerning Purchaser and EMC," "Background of the Offer; Past Contacts or Negotiations with Iomega," "Purpose of the Offer and Plans for Iomega; Merger Agreement; Agreements with Iomega's Directors and Executive Officers" and "Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

        (a)(2),(3) The information set forth in Sections 11, 13 and 15—"Purpose of the Offer and Plans for Iomega; Merger Agreement; Agreements with Iomega's Directors and Executive Officers," "Conditions of the Offer" and "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

        (a)(4) The information set forth in Section 7—"Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

        (a)(5) Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase, dated April 24, 2008*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Text of press release issued by EMC and Iomega, dated April 8, 2008 (incorporated by reference to Schedule TO filed by EMC and Purchaser with the Securities and Exchange Commission on April 8, 2008)
(a)(1)(G)	Form of summary advertisement, published April 24, 2008
(b)	Not applicable
(d)(1)
Agreement and Plan of Merger, dated as of April 8, 2008, by and among EMC, Purchaser and Iomega (incorporated by reference to Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 9, 2008)
(d)(2)	Confidentiality Agreement, dated as of March 19, 2008, by and between EMC and Iomega
(d)(3)
Form of Tender and Voting Agreement, dated as of April 8, 2008, by and between Purchaser and each of Jonathan Huberman, Stephen David, Reynolds Bish, Preston Romm, Thomas Kampfer, John Nolan, Daniel Maurer and Margaret Hardin
(d)(4)	Letter Agreement, dated April 8, 2008, by and between EMC and Jonathan S. Huberman
(d)(5)	Letter Agreement, dated April 8, 2008, by and between EMC and Thomas D. Kampfer
(d)(6)	Form of Non-Competition Agreement, dated as of April 8, 2008, by and between EMC, Iomega and each of Jonathan S. Huberman and Thomas D. Kampfer
(g)	Not applicable
(h)	Not applicable

*
Documents mailed to Iomega stockholders.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMC Corporation
By:	/s/ PAUL T. DACIER Name: Paul T. Dacier Title: Executive Vice President and General Counsel
Emerge Merger Corporation
By:	/s/ PAUL T. DACIER Name: Paul T. Dacier Title: President

Dated: April 24, 2008

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated April 24, 2008*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Text of press release issued by EMC and Iomega, dated April 8, 2008 (incorporated by reference to Schedule TO filed by EMC and Purchaser with the Securities and Exchange Commission on April 8, 2008)
(a)(1)(G)	Form of summary advertisement, published April 24, 2008
(b)	Not applicable
(d)(1)
Agreement and Plan of Merger, dated as of April 8, 2008, by and among EMC, Purchaser and Iomega (incorporated by reference to Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 9, 2008)
(d)(2)	Confidentiality Agreement, dated as of March 19, 2008, by and between EMC and Iomega
(d)(3)
Form of Tender and Voting Agreement, dated as of April 8, 2008, by and between Purchaser and each of Jonathan Huberman, Stephen David, Reynolds Bish, Preston Romm, Thomas Kampfer, John Nolan, Daniel Maurer and Margaret Hardin
(d)(4)	Letter Agreement, dated April 8, 2008, by and between EMC and Jonathan S. Huberman
(d)(5)	Letter Agreement, dated April 8, 2008, by and between EMC and Thomas D. Kampfer
(d)(6)	Form of Non-Competition Agreement, dated as of April 8, 2008, by and between EMC, Iomega and each of Jonathan S. Huberman and Thomas D. Kampfer
(g)	Not applicable
(h)	Not applicable

*
Documents mailed to Iomega stockholders.

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SIGNATURE
EXHIBIT INDEX